POINTS.COM INC.

Annual Information Form

March 9, 2022

Information presented herein is current as of March 9, 2022, unless otherwise indicated. All dollar amounts are in United States Dollars unless otherwise indicated.

Table of Contents

FORWARD-LOOKING STATEMENTS	- 1 -
NON-GAAP FINANCIAL MEASURES	- 2 -
CORPORATE STRUCTURE	- 2 -
GENERAL DEVELOPMENT OF THE BUSINESS	- 3 -
GENERAL DESCRIPTION OF THE BUSINESS	- 6 -
Method of Providing Services	- 8 -
Specialized Skill and Knowledge	- 8 -
Competitive Conditions	- 8 -
Intangible Property	- 9 -
Seasonality	- 9 -
Economic Dependence	- 9 -
Changes to Contracts	- 9 -
Employees	- 10 -
RISK FACTORS	- 10 -
DIVIDENDS	- 10 -
GENERAL DESCRIPTION OF CAPITAL STRUCTURE	- 10 -
MARKET FOR SECURITIES	- 11 -
Current Directors	- 12 -
Director Biographies	- 13 -
Current Executive Officers	- 16 -
Security Holdings	- 17 -
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	- 17 -
Conflicts of Interest	- 17 -
AUDIT COMMITTEE	- 17 -
Audit Committee Charter	- 18 -
Composition of the Audit Committee	- 18 -
Relevant Education and Experience	- 18 -
Audit Committee Pre-Approval Policies and Procedures	- 18 -
External Auditor Service Fees (By Category)	- 19 -
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	- 19 -
TRANSFER AGENT	- 20 -
MATERIAL CONTRACTS	- 20 -
INTEREST OF EXPERTS	- 21 -
LEGAL PROCEEDINGS	- 21 -
ADDITIONAL INFORMATION	- 21 -
NON-GAAP FINANCIAL MEASURES	- 21 -
APPENDIX A Audit Committee Mandate	- 1 -

POINTS.COM INC.

ANNUAL INFORMATION FORM

The following Annual Information Form ("AIF") of Points.com Inc. (which is also referred to herein as "Points", "we", "our" or "us") should be read in conjunction with our audited consolidated financial statements (including the notes thereon) for the year ended December 31, 2021 ("2021 Audited Consolidated Financial Statements"). Further information, including our Management Discussion and Analysis for the year ended December 31, 2021 ("2021 MD&A"), may be accessed at www.sedar.com or www.sec.gov.

FORWARD-LOOKING STATEMENTS

This AIF contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things: the potential future impact of the COVID-19 pandemic, and its variants, on our business and the travel industry (including the imposition of travel restrictions); the plans we have implemented in response to the COVID-19 pandemic, and its variants, and its expected impact on us (including with respect to: cost saving measures that have been implemented, our liquidity and efforts to strengthen our balance sheet, expected impacts on transaction volumes, revenue, gross profit and profitability, the impact of our annual revenue guarantees, and our ability to deliver on our long-term goals); our financial performance; our growth strategies; our partnerships and the expected benefits from them; our role in the loyalty currency retailing market; future purchases of common shares under the 2021 Repurchase (as defined below); our intent to use retained earnings for general corporate purposes; our vision and strategic goals; our beliefs on the long-term sustainability of the loyalty industry and the ability of our partners to leverage the products and services we offer in advance of an economic recovery; the competitive environment in which we operate; other objectives, strategic plans and business development goals; and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may," "will," "expects," "anticipates," "continue," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only our expectations, estimates and projections regarding future events.

Although we believe the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, uncertainty around the duration and scope of the COVID-19 pandemic, and its variants, and the impact of the pandemic and actions taken in response on global and regional economies, economic activity, and all elements of the travel and hospitality industry may have a significant and materially adverse impact on our business. In addition, our financial outlooks herein assume we will be able to maintain our existing contractual relationships and products, that such products continue to perform in a manner consistent with our past experience, that we will be able to generate new business from our pipeline at expected margins, in-market and newly launched products and services will perform in a manner consistent with our past experience and we will be able to contain costs. Similarly, there are a number of risks, uncertainties and other factors that may impact the results expressed or implied in such forward-looking statements which include, but are not limited to, our dependence on a limited number of large clients for a significant portion of our consolidated revenue and our reliance on contractual relationships with loyalty program partners that are subject to termination and renegotiation. Our ability to convert our pipeline of prospective partners and product launches and cross-sell existing partners is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that we will be successful in maintaining our existing contractual relationships or maintaining existing products with existing partners. Other important assumptions, factors, risks and uncertainties are included in our filings with applicable securities regulators, including our 2021 Audited Consolidated Financial Statements and 2021 MD&A. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this AIF are made as at the date of this AIF and, accordingly, are subject to change after such date. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements made or incorporated in this AIF, whether as a result of new information, future events or otherwise.

NON-GAAP FINANCIAL MEASURES

This AIF contains certain non-GAAP financial measures. For additional details, see "Non-GAAP Financial Measures" below, as well as our 2021 MD&A.

CORPORATE STRUCTURE

Points.com Inc. is a corporation amalgamated under the Canada Business Corporations Act. Our articles have been amended on various occasions, including most recently on May 13, 2016 to increase the maximum number of directors from seven to nine and to authorize the board to appoint additional directors by way of resolution between annual general meetings and on January 1, 2022 as a result of the amalgamation of Points International Ltd. and its wholly-owned subsidiary, Points.com Inc., pursuant to which Points adopted the "Points.com Inc." name. Our head and registered office is 111 Richmond Street West, Suite 700, Toronto, Ontario, M5H 2G4.

The following organizational chart shows each of Points' subsidiaries, their jurisdiction of incorporation, and the percentage of votes attaching to all voting securities held directly or indirectly by Points as of January 1, 2022.

GENERAL DEVELOPMENT OF THE BUSINESS

In February 2019, we announced an expanded partnership with Frontier Airlines, enabling their members to redeem miles when booking hotels online.

In May 2019, we launched a new integration between the Hilton Honors program and Lyft, the popular ride sharing program, to power new functionality that enables their shared customers to earn Hilton Honors points for every Lyft ride taken. In November 2019, we added redemption functionality to this relationship, allowing Hilton Honors members the ability to pay for the Lyft rides using their points. Also in May 2019, we expanded our relationship with the Emirates Skywards program, launching our accelerator service. The service enables Skywards members the ability to boost their miles earned from completing a flight booking with Emirates.

In August 2019, we announced an additional normal course issuer bid pursuant to which we had the ability to repurchase up to 679,034 of our common shares (the "2019 Repurchase"), representing approximately 5% of our issued and outstanding common shares as of July 31, 2019. In connection with the 2019 Repurchase, we also renewed our automatic share purchase plan. The 2019 Repurchase commenced on August 14, 2019 and terminated on August 13, 2020. Pursuant to the 2019 Repurchase, we purchased 379,827 common shares, all for cancellation. In March 2020, as part of several measures in response to the COVID-19 pandemic, we suspended share buyback activity under the 2019 Repurchase which continued under the 2020 Repurchase and the 2021 Repurchase (as defined below).

In September 2019, we announced an expansion of our Points Travel services with the AIR MILES Reward program. The expanded relationship enables AIR MILES members the ability to redeem their miles for online hotel bookings across the globe.

In November 2019, we launched a new relationship with AIR MILES Middle East and its banking partner, HSBC Middle East. The new partnership will enable exchanges with two of our existing loyalty program partners, the Etihad Guest and Emirates Skywards programs, strengthening our growing footprint in the Middle East region.

In December 2019 we announced the long-term renewal of our contract with Southwest Airlines.  Through a single integration with Points' LCP (as defined below under heading "General Description of the Business") Southwest Airlines leverages our full suite of loyalty solutions designed to drive both increased revenue and member engagement.

In 2019, we opened regional offices in Singapore and Dubai. Resources in these offices bring regional business knowledge that will be beneficial in enabling us to more effectively service existing relationships in these regions, and more importantly, expand our business development presence. Geographic expansion is a key element of our long-term growth strategy and the addition of these regional offices represents an early milestone in support of this long-term growth driver.

In March 2020, we launched our core Buy and Gift services with Air Canada's new Aeroplan program, which was expanded in November 2020 with the launch of our Transfer and Reinstate services. Air Canada was already an existing partner within our offerings of loyalty currency retailing, leveraging our seasonal tier status product.

In March 2020, we launched an exchange service in the middle east, with Aimia Inc. and its banking partner, HSBC Middle East. The new partnership will enable exchanges with two of our existing loyalty program partners, the Etihad Guest and Emirates Skywards programs, which expands our business in the Middle East region.

Further, in August 2020, we expanded our relationship with Alaska Airlines launching our new Accelerate Anything service. Mileage Plan members can now boost almost any of their prior earnings, including miles earned on credit card spend, retail and lifestyle earns, and travel related spend.

In August 2020, we launched a new multi-year partnership with Qatar Airways' Privilege Club. Qatar Airways Privilege Club members now have the ability to Buy, Gift and Transfer Privilege Club loyalty currency through our loyalty commerce platform.

In September 2020, we announced an additional normal course issuer bid pursuant to which we had the ability to repurchase up to 661,370 of our common shares (the "2020 Repurchase"), representing approximately 5% of our issued and outstanding common shares as of August 31, 2020. In connection with the 2020 Repurchase, we also renewed our automatic share purchase plan. The 2020 Repurchase commenced on September 9, 2020 and terminated on September 8, 2021. As part of several measures in response to the COVID-19 pandemic, no share buyback activity was initiated under the 2020 Repurchase.

In October 2020 we expanded our relationship with United Airlines launching our new subscription service.  Mileage Plus members now have the opportunity to subscribe to a monthly "buy miles" plan.

In October 2020, we expanded our partnership with Delta Airlines with the launch of Delta Choice, a state-of-the-art customer service program that enables customer service agents to better serve their members and improve customer experience and satisfaction. In addition, in November 2020, we launched the Alaska Airlines auction service, hosted by our partner Commerce Dynamics.

In 2020 we also entered into new loyalty program partnerships by leveraging our strategic relationship with Amadeus IT Group, S.A. ("Amadeus"). In November 2020 and in concert with Amadeus, we entered into a new partnership with Caribbean Miles, the loyalty program for Caribbean Airlines. Through a single integration between our loyalty commerce platform and Amadeus' Loyalty Management solutions, Caribbean Miles members can now buy miles to boost their own balance, transfer miles, or gift miles to family and friends. In addition, in December 2020 we launched a new partnership with Ethiopian Airlines to take over the existing Buy, Gift and Transfer services currently managed by Amadeus.

In March 2021, we completed a C$31.6 million public offering (the "2021 Offering") of our common shares pursuant to which a syndicate of underwriters led by Acumen Capital Finance Partners Limited and including Cormark Securities Inc., RBC Dominion Securities Inc., and Scotia Capital Inc. purchased, on a bought deal basis, 1,687,510 common shares at a price of C$18.75 per common share.

In April 2021, we launched a new partnership with Mashreq Bank, a leading financial institution in the United Arab Emirates, to allow members of the Mashreq's Salaam program to exchange their points into Emirates Skyward miles.

In June 2021, we launched our exchange service with Bilt Rewards, a rewards program that allows renters to earn points on rent and build a path towards homeownership. Since the inception of the partnership, we have connected Bilt Rewards with our Loyalty Commerce Platform and enabled exchanges into 9 of our loyalty program partners throughout 2021, including American AAdvantage, Emirates Skywards, World of Hyatt, IHG Rewards, and Turkish Airlines' Miles & Smiles program.

In September 2021, we announced an additional normal course issuer bid pursuant to which we have the ability to repurchase up to 746,992 of our common shares (the "2021 Repurchase"), representing approximately 5% of our issued and outstanding common shares as of August 31, 2021. In connection with the 2021 Repurchase, we also renewed our automatic share purchase plan. The 2021 Repurchase commenced on September 9, 2021 and will terminate on September 8, 2022. As part of several measures in response to the COVID-19 pandemic, no share buyback activity was initiated in 2021 under the 2021 Repurchase.

In November 2021, we announced a new multi-service and multi-year partnership with Eva Air's Infinity MileageLands program, representing our most comprehensive partnership with an APAC carrier to date. The initial services were launched in the fourth quarter of 2021, with the introduction of our core Buy services to Infinity MileageLands program and EVA Mileage Mall, a market-leading, earning platform hosted by our partner Collinson Valuedynamx.

In November 2021, we expanded the reach of the Buy service with the Marriott Bonvoy program. Points now powers Mariott's buy activity in the redemption flow, moving the existing top up channel onto Points' loyalty commerce platform.

In November 2021, we announced a partnership with Rocket Travel, an industry-leading provider of bespoke white-labelled travel booking platforms, in order to enhance the overall booking experience offered to our roster of loyalty program partners. As part of the partnership, Rocket Travel's hotel and car booking services will replace the services previously provided by the Points Travel solutions while still leveraging Points' LCP capabilities.

During 2021, we launched six additional deployments of our Accelerate Anything service, which allows members to accelerate their current miles balance - regardless of how miles are earned. Partners launched on this service in 2021 include Air Canada's Aeroplan, AirFrance-KLM's Flying Blue, Qatar Privilege Club, Etihad Guest, Copa Airlines' ConnectMile and the Emirates Skywards program.

In February 2022, we renewed our partnership with the Marriott Bonvoy program to a multi-year extension, which includes all current products and services currently in market.

Impacts of the COVID-19 Pandemic on Business Performance and Operations

It has been two years since the onset of the COVID-19 pandemic and there continues to be uncertainty regarding the duration and severity of the pandemic and the ability to control resurgences and novel variants worldwide. The longer-term impacts on our business, our loyalty program partners' operations, and the broader travel industry is still difficult to assess.

The vast majority of our loyalty program partners operate in the travel industry and have seen their core operations materially impacted by the COVID-19 pandemic. The impact of continuing travel restrictions, bans and quarantine advisories globally have forced many of our partners, including airlines, hotels, online travel agencies, and other travel related partners, to curtail their operations and layoff or furlough employees, and to seek government support or raise capital through other means, in order to continue operations.

The COVID-19 pandemic had a significant adverse impact on our financial performance in 2020 and had a negative impact on our business in 2021. At the onset of the pandemic, we implemented several measures to mitigate its impact on our business, preserve cash, and strengthen our overall liquidity. These initiatives included pausing most hiring activity, significantly reducing discretionary spend and capital expenditures, suspending share buyback activity under our NCIB and significantly reducing the funding of our restricted share unit plan. Certain governments provided loans, wage subsidies, tax relief or other financial aid to help businesses during the pandemic. We participated in some of these programs, most notably the Canada Emergency Wage Subsidy program throughout 2020 and in the first half of 2021.

In addition to the above measures, we amended our credit facility in the fourth quarter of 2020 and in the fourth quarter of 2021 to adapt it to better address the impact of COVID-19. See "Material Contracts" below for more details.

The actions we undertook to manage our business during the pandemic were intended to strike a balance between dealing with the challenges of the pandemic while establishing as much capacity to accelerate growth when travel restrictions are lifted and the economic environment improves. For this reason, we kept our resource levels relatively flat with pre-pandemic levels during 2020 to maintain capacity to deploy to loyalty program partners and service to market.

Since March 2021, our business performance and associated transaction metrics started to experience sustained levels of improvement relative to the low point of the pandemic experienced from Q2 2020 to Q4 2020. This improved performance coincided with the rollout of vaccines globally and the curtailing of travel restrictions, particularly in the United States. Gross profit generated in the quarter ended December 31, 2021 increased for the fifth consecutive quarter and represented our highest quarterly gross profit over the last two years. In addition, as we gained more confidence in our business performance throughout 2021, we started to ease some of the spending restrictions we put in place at the onset of the pandemic, including restarting hiring for new roles that are focused on growth.

Revenue for the year ended December 31, 2021 was $370,008, an increase of $152,621 or 70% over 2020. Gross profit in 2021 was $50,791, an increase of 45% over 2020. The increase in revenue and gross profit was primarily due to organic growth from our existing partnerships, as we continued to see signs of recovery from the pandemic throughout 2021 in our core geographic markets, particularly in the United States. We generated a net loss for the year ended December 31, 2021 of $344 compared to a Net Loss of $5,357 in 2020. Adjusted EBITDA1  for the year ended December 31, 2021 was $12,097, an increase of 285% over 2020, largely due to the increase in gross profit. All amounts in this paragraph are expressed in thousands of US Dollars.

While we have seen signs of recovery in our business in 2021, we expect our business to continue to be adversely impacted if there are additional surges of COVID-19 cases, including those that arise from new variants, and any further travel restrictions imposed by governments. It is still challenging to assess or reliably estimate the extent of the impacts of COVID-19 on our business performance in the future. We continue to monitor the impact of COVID-19 on our business, financial condition and operations, and on the broader travel industry. Refer to the "Risks and Uncertainties" section of our 2021 MD&A.

GENERAL DESCRIPTION OF THE BUSINESS

We believe we are the global leader in providing technology solutions to the loyalty industry on one unified operating platform. We operate a portfolio of white-labelled products and services on a unified operating platform that facilitates the accrual or redemption of loyalty program currency (points or miles) for loyalty programs worldwide. Accrual transactions are typically focused on generating revenue for our loyalty program partners while redemption transactions are focused on offering additional engagement options for program members that are cost effective for the loyalty program. Our head office is in Toronto, Canada and we maintain offices in San Francisco, United States, London, England, Singapore and Dubai.

As a trusted partner to the world's leading loyalty programs, Points builds, powers, and grows new ways for members to get and use their favorite loyalty currency. We do not manage our own loyalty program nor do we offer the core technology that operates a loyalty program. Our business is focused on becoming an important strategic partner to the world's most successful loyalty programs by partnering with them on valuable, white label, ancillary services.

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[1]  Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange, finance costs, equity-settled share-based compensation and impairment charges) is considered by management to be a useful supplemental measure when assessing financial performance. Management also believes that Adjusted EBITDA is an important indicator of Points' ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure. See "Non-GAAP Financial Measures" below for more details.

At its simplest, our products and services benefit loyalty programs in the following ways: (1) driving high margin ancillary revenues through the sale of loyalty program currency, such as frequent flyer miles or hotel points, to end consumers or third parties; (2) providing efficient liability management to loyalty program operators by offering a wide range of non-core redemption options; and (3) enhancing loyalty  program  member engagement.

Our unique platform combines insight, technology, and resources to drive loyalty currency transactions through both program and third party channels. We believe that our platform achieves this more efficiently and effectively than programs can on their own, and that the network of services we continue to develop helps programs build deeper, more profitable relationships with their members. Our points of difference include:

  Loyalty Intelligence: We have transacted billions of points and miles over twenty years of partnership with the world's leading programs.
  Profitable Personalization: We distribute relevant offers that generate higher margin revenue or lower liability cost, allowing loyalty programs to move currency on and off their books more profitably.
  Platform Integration: We make it easy for loyalty programs to connect their currency to other brands in our network, or bring a new partner of their own.
  Global Footprint: With loyalty partners on six continents, we execute transactions in 45 languages and over 50 currencies.
  Enterprise-Grade Security & Compliance: We protect loyalty programs and their members with advanced network security, data privacy, fraud and gaming detection and mitigation, and regulatory compliance in the industry.
  Performance-Powered Partnership: We are a collaborative thought leader that puts its own resources at stake. Our partnership model enables loyalty programs to innovate and grow, knowing we only succeed financially when they do. We now have approximately 80 commercial agreements or integrations with loyalty programs or third parties globally. Approximately 80% of our loyalty program partners are based out of either North America, Europe or the Middle East. The majority of our loyalty program partners are global, with end consumers and transactions originating from around the world.

Most of our contracts enable us to transact directly or indirectly with the loyalty programs' member base to facilitate the sale, redemption or earning of loyalty currency (such as frequent flyer miles or hotel points) online. Our commercial agreements with loyalty program partners are typically for fixed terms of three to five years. Contracts will generally renew with either an annual evergreen clause or a new contract extension for a set term.

Core to our operations is the Loyalty Commerce Platform ("LCP"), an open, Application Program Interface ("API") based transaction processing platform that Points leverages for all aspects of the business. The key functions of the LCP include direct, real time, integrations into partners' loyalty program data bases that allow for customer validation and information sharing as well as debit and/or credit of loyalty program currency. Of growing importance is the marketing automation capability that continues to develop as part of the LCPs functionality. Lastly, security, fraud mitigation, auditing and reporting functions are also centralized via the LCP. Through the LCP, we have direct integrations with approximately 80 loyalty programs and third parties, including merchants and other technology companies in the loyalty and travel space.

Our organization integrates extensive knowledge and expertise in the loyalty and travel sectors with the agility and innovation of a technology start up, allowing us to better serve our loyalty program partners while maintaining our technical and marketing leadership. During the first quarter of 2021, we realigned our organizational, operational and internal reporting structures. As a result, we combined our Loyalty Currency Retailing, Platform Partners, and Points Travel operations, previously considered as three distinct operating units, into one segment. In recent years, we have significantly invested in the functionality and scalability of the LCP, with the intention to migrate and centralize the technology enabling our revenue generation. The technologies that previously operated separately, are now fundamentally integrated into the LCP, which is the core asset and backbone for facilitating substantially all of our transactions. This centralization and migration of products to the LCP, coupled with the change in our organizational structure, and how management monitors operations and makes business decisions, resulted in the change to a single operating segment.

Method of Providing Services

Our services are generally delivered through web-enabled e-commerce solutions.

Specialized Skill and Knowledge

We currently employ eight executive officers. The current executive team have on average over 11 years of loyalty industry experience, and have managed large loyalty programs, sales forces, marketing departments and technology systems. Our success is dependent upon the experience of such key personnel and loss of such personnel could adversely affect our business, operations and prospects.

In addition, our services are delivered using proprietary technology. As a result, we are also dependent upon our ability to retain talented and highly skilled information technology professionals to maintain, build and operate the technology infrastructure. The loss of these individuals and the inability to attract and retain highly qualified employees could have a material adverse effect on our business, revenues, operating results and financial condition.

Competitive Conditions

Our currency retailing products and services that facilitate the sale of loyalty currency direct to program members must compete with a wide range of companies that seek to provide business solutions technology, from small companies to large. Many existing and potential competitors do or could have greater technical or financial resources than we do. The financial performance of Points may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors to Points may not be formed. In addition, no assurances can be given that we may not lose some or all of our arrangements with our loyalty program partners, including our key loyalty program partners, thereby decreasing our ability to compete and operate as a viable business.

With respect to other products and services offered on our platform, direct and indirect competitors could include any organization seeking access to customers through direct marketing channels, as well as any technology solutions company that is capable of providing redemption and accrual options for loyalty programs. Redemption and accrual based products offered directly by Points or indirectly through third-parties that manage their applications on the LCP, face competition from other technology solutions providers that offer similar types of services to loyalty programs. Additional direct and indirect competitors may emerge in the future.

Loyalty partners may have, or may develop, in-house business solutions departments that could take responsibility for work currently being done by Points. Development of in-house solutions could impact us in a negative way and reduce our ability to compete and operate as a viable business.

Any competition or adverse change in the business relationships described above could have a material adverse impact on our business, operations and prospects.

Intangible Property

Points has built a significant brand and reputation within the loyalty industry. Points maintains certain trademark registrations for POINTS.COM which provide it with certain exclusive rights. These registrations are renewable in perpetuity. Points also maintains a portfolio covering certain other trademarks. Although management believes the trademark portfolio is valuable, the portfolio is not considered to be critical to the success of Points' business.

As a technology enabled business, we maintain a significant software base that is continually evolving. This software base is critical to the operation of the business.

We have three issued patents: US Patent No. 8,595,055 titled an "Apparatus and method of facilitating the exchange of points between selected entities", US Patent No. 8,433,607 titled a "System and method for exchanging reward currency", and US Patent No. 10,445,759 titled "System and Method for a Loyalty Network". These patents relate to our website at www.points.com and the exchange and trade functions available on that site as well as some underlying functions of our LCP.

Seasonality

Our operations can be moderately influenced by seasonality. Gross profit is typically highest in the fourth quarter in each year as certain product offerings and promotional activity among our loyalty currency retailing services peak during this time.

Economic Dependence

Points depends on a limited number of large clients for a significant portion of its consolidated revenue. For the year ended December 31, 2021, there were two loyalty program partners for which sales to their members individually represented more than 10% of Points' total revenue. In aggregate these two partners represented 57% of our total revenue. A decrease in revenue or gross profit from these partner relationships for any reason, including a fundamental change in their loyalty program, a change in contractual pricing, a significant shift in their redemption chart, or a decision to no longer outsource some or all of the products and services we provide, could have a material adverse effect on our consolidated revenue. As it relates to the loyalty currency retailing services we operate for these three partners, we act as principal where revenues are recognized on a gross basis. We believe gross profit is a more relevant metric to assess our level of economic dependence, as it represents the amount of revenues that are available to fund expenses and the economics we earn from our commercial arrangements with our loyalty program partners. Gross profit generated through commercial arrangements with our top 10 loyalty program partners represented 74% of our consolidated gross profit for both the years ended December 31, 2021 and 2020.

Changes to Contracts

There can be no assurance that we will be successful in maintaining our existing contractual relationships with our loyalty program partners. Our loyalty program partners have in the past, and may in the future, negotiate arrangements that are short-term and subject to renewal, non-exclusive and/or terminable at the option of the partner on relatively short notice without penalty. Loyalty program partners that have not provided a long-term commitment or guarantee of exclusivity, or that have the ability to terminate on short notice, may exercise this flexibility to end their relationship with us or to negotiate from time to time more preferential financial and other terms than originally contracted for. We cannot ensure that such negotiations will not have an adverse effect on the financial condition or results of operations of Points.

While we generally enter into multi-year contracts with our loyalty program partners, our contracts also generally include a force majeure clause. If such clauses are invoked by us or our loyalty program partners as a result of the COVID-19 pandemic, and the force majeure event extends for a significant amount of time, the invocation of such clauses may give rise to a termination right under the contract. The exercise of such termination rights by certain loyalty program partners could have a material adverse impact on our business.

Employees

As at December 31, 2021, we had 279 full-time employees.

RISK FACTORS

Investing in technology enabled service companies can have a high degree of business risk. In addition to the other information contained in this AIF, investors should carefully consider the risk factors set out under the heading "Risks and Uncertainties" in the 2021 MD&A (which is incorporated into this AIF by reference) prior to making an investment decision with respect to Points.

DIVIDENDS

We have not declared or paid any dividends to our shareholders. With the exception of any funds used by us to buy back our shares, we will retain earnings for general corporate purposes to promote future growth. At this time, the board of directors of Points does not anticipate paying any dividends. The board of directors may review this policy from time to time, having regard to Points' financial condition, financing requirements and other relevant factors.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

Our share capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, of which five series consisting of one share each have been authorized. As of December 31, 2021, 14,942,792 common shares were outstanding. We have no preferred shares outstanding.

The common shares carry one vote per share, are entitled to dividends if, as and when declared by the board of directors of Points and participate equally on any liquidation, dissolution or winding up of Points.

MARKET FOR SECURITIES

Our common shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "PTS" and on the NASDAQ Capital Market ("NASDAQ") under the symbol "PCOM". The following table shows the monthly price ranges and volumes for the common shares traded through the TSX in Canadian Dollars and through the NASDAQ in United States Dollars.

TSX(1)					NASDAQ(2)
Fiscal 2021	High (C$)	Low (C$)	Close (C$)	Volume	Fiscal 2021	High ($)	Low ($)	Close ($)	Volume
January	20.46	16.81	17.15	71,873	January	16.05	13.20	13.57	157,447
February	20.25	16.51	20.23	89,336	February	16.03	13.48	15.57	124,610
March	20.60	18.15	19.00	157,275	March	16.27	14.72	15.01	137,909
April	20.27	17.78	18.82	68,179	April	16.06	14.36	15.53	113,310
May	21.22	18.77	21.03	92,716	May	17.62	14.76	17.57	114,889
June	21.81	20.51	21.50	42,729	June	18.10	16.65	17.20	54,084
July	23.02	19.80	20.77	75,368	July	18.90	15.41	16.73	78,374
August	23.09	19.41	22.82	111,643	August	18.28	15.54	18.24	104,885
September	23.26	21.34	21.67	58,644	September	18.59	16.66	17.10	84,554
October	22.73	21.25	21.70	20,922	October	18.35	16.96	17.29	36,159
November	22.30	20.53	21.17	62,930	November	17.85	16.07	16.58	104,035
December	23.03	19.18	19.31	106,857	December	17.92	14.94	15.48	111,659

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Source:

(1) TMX Datalinx.

(2) Bloomberg.

DIRECTORS AND EXECUTIVE OFFICERS

Current Directors

The following table provides certain background information with respect to each director of Points. Our directors will hold office for a term expiring at the conclusion of the next annual meeting of shareholders of Points or until their successors are elected or appointed and will be eligible for re-election. Detailed biographies for each director are provided below.

Name Place of Residence	Director Since	Current Principal Occupation	Committee Membership
David Adams (Chair) (Quebec)	May, 2016	Corporate Director Former Chief Financial Officer, Aimia Inc.	Audit HRCGC(1)
Christopher Barnard (Ontario)	May, 2007 (and Feb. 2000 to April, 2005)	President, Points	N/A
Michael Beckerman (Ontario)	May, 2010	Chief Client Officer, Torstar	HRCGC(1)
Bruce Croxon (Ontario)	October, 2008	Managing Partner, Round 13 Capital	HRCGC(1)
Robert MacLean (Ontario)	February, 2002	Chief Executive Officer, Points	N/A
Jane Skoblo (Ontario)	May, 2019	Corporate Director Former Vice President of Digital Operations, Rogers Communications	Audit
John Thompson (Ontario)	February, 2002	Corporate Director	Audit HRCGC(1) (Chair)
Leontine van Leeuwen-Atkins (Atkins) (Alberta)	May, 2019	Corporate Director Former Partner, KPMG Canada and KPMG Netherlands	Audit (Chair)

____________________

Notes:

(1) The Human Resources & Corporate Governance Committee.

Director Biographies

David Adams

Mr. Adams was elected as Chair of Points in June of 2018. Mr. Adams served as the Executive Vice President and Chief Financial Officer of Aimia Inc. from 2007 until his retirement in March, 2016. At the time of his retirement, Aimia Inc. was a publicly traded global data driven marketing and loyalty analytics company which had close to 4,000 employees in 20 countries and owned and operated well known coalition loyalty programs such as Aeroplan in Canada and Nectar in the UK. He currently serves on the Board of Directors and is Chair of the Audit Committee and a member of the Nominating and Governance Committee of Cardlytics Inc. (Nasdaq), a transaction based marketing company headquartered in Atlanta. He is a non-executive director, Chair of the Audit Committee and a member of the Remuneration Committee of TCC Global, a private global loyalty company. He is also on the Board of Directors of Plan International Canada where he is Chair of the Human Resources and Compensation Committee and a member of the Audit Committee. He is Chair of the Finance and Audit Committee, and a member of the Board of Governors of the Stratford Festival, North America's largest classical repertory theater company. He is also a member of the Stratford Shakespearean Festival Endowment Foundation of Canada Board.

Until he resigned in December 2018, Mr. Adams served on the Board of Directors and Audit and Human Resource Committees of Club Premier, AeroMexico's frequent flyer program and previously was a board member of Nectar Italia and Prisma in Brazil.

Before joining Aimia Inc., Mr. Adams was Senior Vice President and Chief Financial Officer at Photowatt Technologies Inc. Prior to Photowatt, he acted as Senior Vice President Finance and Chief Financial Officer of SR Telecom Inc. Mr. Adams has also previously held a variety of executive positions at CAE Inc., a global market leader in the production of flight simulators and control systems. Prior to these roles, Mr. Adams held a number of progressively senior roles with the Bank of Nova Scotia and Clarkson Gordon (Ernst & Young).

Mr. Adams is a CPA, CA and holds a Bachelor of Commerce and Finance Degree from the University of Toronto and has completed the Stanford Executive Program.

Christopher Barnard

Mr. Barnard is a founder of Points. As President of Points, Mr. Barnard is currently responsible for corporate strategy, corporate development and investor relations. He has also held various interim operating positions at Points including Chief Financial Officer, as well as being responsible for both product development and marketing.

Mr. Barnard has also been instrumental in developing significant commercial relationships and key strategic partnerships with various parties over Points' history and in 2015 he was named as one of the 100 most influential leaders in Fintech globally. In his corporate development capacity, he led Points' three corporate acquisitions of MilePoint, PointsHound and Crew Marketing as well as the strategic partnership with Amadeus. Mr. Barnard has also been instrumental in raising capital for Points, including multiple equity financings and a strategic investment from InterActive Corp/IAC, a New York based, NASDAQ 100 leading internet firm.

In 1998, Mr. Barnard co-founded Canada's first internet business incubator, Exclamation International, from which Points was created. Prior to Exclamation, Mr. Barnard was with HDL Capital, a Toronto boutique merchant bank. While at HDL he assisted a number of companies in entering the public markets, including Bid.com which was, at the time, one of Canada's most notable internet technology stories.

Mr. Barnard holds a Masters of Business Administration degree from the Richard Ivey School of Business in London, Ontario.

Michael Beckerman

Mr. Beckerman's sales and marketing career spans over twenty years, three continents and several industries. His experience has included senior roles in Canada, Europe and Asia.

At the start of his career, Mr. Beckerman was responsible for marketing of the NIKE brand across Asia-Pacific and later in Europe. He was at the helm when NIKE was named Brand of the Year.

He then served as Vice President, Marketing for Canadian Airlines, where he led a comprehensive rebrand. Subsequently, he headed up Marketing and International expansion for MVP.com, a high- profile e-commerce site.

In 2001, Mr. Beckerman took on the role of Chief Marketing Officer for Bank of Montreal where he was responsible for increasing the marketing orientation and customer focus throughout that organization. In 2006, he joined digital, CRM and content agency, Ariad Communications, as President. During his ten-year tenure at the company, Ariad enjoyed record growth and won numerous awards, including being named as one of the Top Places to Work in Canada.

Mr. Beckerman is currently the Chief Client Officer at Torstar Corporation. Prior to this he was President and CEO of global lifestyle marketing agency, MKTG Canada.

Mr. Beckerman is a sought-after speaker on marketing trends, branding and consumer behaviour. He is a frequent judge for industry events and asked to sit on numerous industry panels. He often lends his marketing experience to help charities and foundations clearly articulate their cause and generate uplift for their fundraising campaigns.

Bruce Croxon

Mr. Croxon was a founder of Lavalife, a category leader and internationally recognized brand in the online dating industry. He was instrumental in growing the company to just under $100 million in revenue and was CEO when the company was sold to Vertrue, Inc. in 2004 and remained CEO until midway through 2006.

Mr. Croxon has since been active as both an investor and advisor in early stage companies in the technology and hospitality sectors. He is currently the Managing Partner of Round13 Capital, a fund that invests in early stage digital businesses in Canada. He is also active in a number of charities, including 13th Round Flight for Life, Food Allergy Canada and Helping Hands Jamaica.

Robert MacLean

Mr. MacLean is a founder of Points and has served as Chief Executive Officer of Points since its beginnings in February 2000. As CEO, Mr. MacLean champions the vision for Points and directs an exceptional team of executives. Mr. MacLean has led his team to deliver a suite of innovative solutions for the global loyalty industry, earning a growing number of partnerships with the world's leading loyalty programs as well as numerous industry technology providers.

Prior to founding Points, Mr. MacLean recorded an impressive list of leadership roles and achievements during 12 years in the airline and loyalty industry. As Vice President, Sales with Canadian Airlines International, Mr. MacLean led a team throughout North America, delivering over $2 billion in annual revenue. Mr. MacLean was also responsible for the airline's award-winning Canadian Plus loyalty program and also served as Canadian Airlines' senior representative on the Oneworld™ Alliance's Customer Loyalty Steering Committee.

Mr. MacLean is an active member of the global loyalty community and has spoken frequently at industry events worldwide.

Mr. MacLean is a member of the board of directors of Prodigy Ventures, a TSXV listed technology company, and is a past member of the board of directors of Hope Air. Hope Air is a national charity that helps Canadians get to medical treatment when they cannot afford the flight costs. Mr. MacLean also sits on multiple advisory boards in the technology industry.

Mr. MacLean is a graduate of Acadia University.

Jane Skoblo

Ms. Skoblo has extensive financial services, payments, customer loyalty and digital and technology experience. In her last role, she was Vice President, Digital Operations at Rogers Communications, leading digital transformation for the company. Ms. Skoblo was previously CFO of AMEX Bank of Canada and has deep experience in the customer loyalty industry, having acted as CFO, Global Rewards for American Express (USA). Prior to that, she was CFO and COO of two start-ups - myNext Mortgage Company and Mortgage Architects Inc.

In 2021, Ms. Skoblo was appointed to the Board of Directors and as the Chair of the Audit and Risk Committee for Teranet Inc., the exclusive provider of electronic land and commercial registration services on behalf of the Provinces of Ontario and Manitoba. In 2020, Ms. Skoblo was appointed to the Board of Directors for Digital Research Alliance of Canada, a national not-for-profit organization that supports an agile digital research infrastructure for Canada, where she chairs the Audit, Investment and Risk Committee. Ms. Skoblo also sits on the board of Allstate Canada Group, a wholly owned Canadian subsidiary of Allstate Corporation (USA) and is a member of both Audit and Governance Committees.

Ms. Skoblo was previously a board member of AMEX Bank of Canada between 2011 and 2016. Ms. Skoblo was a member of the Advisory Board at the University of Waterloo School of Accounting and Finance from 2010 to 2020.

Ms. Skoblo holds a Bachelor of Business Administration from the Schulich School of Business, York University. She also holds a CPA, CITP designation (from the AICPA), as well as an ICD.D designation from the Institute of Corporate Directors and has completed the Director's Education Program.

John Thompson

Mr. Thompson has 28 years of executive experience with a range of private and public companies.

From 1999 to 2003, Mr. Thompson was a managing director of Kensington Capital Partners, the investment and advisory firm that did the first fund raise for Points in September 2000. At that time Mr. Thompson made his first investment in Points and has held it since.

Prior to joining Kensington, Mr. Thompson spent more than twenty years with Loblaw Companies Limited, Canada's leading grocery chain, last serving as Executive Vice President and prior to that as Senior Vice President, Finance and Administration. Mr. Thompson's responsibilities at Loblaws included, amongst other things, responsibility for human resources and President's Choice, one of the largest, most recognized and most profitable brands in Canada.

Mr. Thompson is currently a member of the Governing Council of the Sunnybrook Foundation, the fundraising foundation for Sunnybrook Hospital, a premier academic health sciences centre in Canada, that is fully affiliated with the University of Toronto. He is a past member of the Board of Governors and Chair of the Finance Committee of The Corporation of Roy Thomson Hall and Massey Hall, two of Canada's finest concert venues.

Mr. Thompson holds an Honours Business Administration degree from the Richard Ivey School of Business at the University of Western Ontario. Mr. Thompson is also a CPA, CA.

Leontine van Leeuwen-Atkins

Ms. van Leeuwen-Atkins (Atkins) is a board member and Audit Committee member of ARC Resources Ltd. (TSX), Cameco Corporation (TSX and NYSE) and EPCOR Utilities Inc. (one of Canada's largest municipally owned utilities). Ms. Atkins previously served as a Board member and Audit Committee chair of Seven Generations Energy, before its merger with ARC Resources.

Ms. Atkins previously served, until the end of 2018, as a board member of KPMG Canada LLP's Board of Directors, and served on the Acquisitions and Admissions and Succession committees. Ms. van Leeuwen-Atkins served as a Partner with KPMG Canada from 2006 until early 2019 and with KPMG Netherlands until she moved to Canada in 2006.

Ms. Atkins has extensive experience in M&A and post-merger integration, as well as transaction and deal advisory. She is a past member of the board, and chair of the Audit Committee, of Calgary Economic Development. Ms. Atkins is a member of the Executive Committee of the Calgary Chapter of the Institute of Corporate Directors (ICD) and is an Alumni of, and guest speaker with, ICD's Director Education programme at the University of Calgary.

In addition to her CPA, CA and ICD.D designations, Ms. Atkins holds a Bachelor of Business Administration in Finance from Acadia University and a Master of Business Administration from Dalhousie University.

Current Executive Officers

The following table sets forth the name, province of residence, and current and five-year historic occupations of the executive officers of Points.

Name Title	Province of Residence	Principal Occupation within the Preceding Five Years (current and for past five years unless otherwise noted)
Robert MacLean Chief Executive Officer	Ontario	Chief Executive Officer, Points
Christopher Barnard President	Ontario	President, Points
Erick Georgiou Chief Financial Officer	Ontario	Chief Financial Officer, Points (Mar. 2018 to present) Vice President, Finance and other previous roles, Points (prior to Mar. 2018)
Inez Murdoch Chief People Officer	Ontario	Chief People Officer, Points
Chris Boyd Head of Product	Ontario	Head of Product, Points (Sept. 2019 to present) Vice President, Product Management and other previous roles, Points (prior to Sept. 2019)
Jay Malowney Chief Commercial Officer	Ontario	Chief Commercial Officer, Points (Jan. 2019 to present) Senior Vice President, Partner Relationships, Points (prior to Jan. 2019)
Don Dew Chief Technology Officer	Ontario	Chief Technology Officer, Points (Sept. 2019 to present) Senior Vice President, Engineering and other previous roles, Intelex Technologies Inc. (prior to Jun. 2019)
Danielle Brown Chief Marketing Officer	Ontario

Chief Marketing Officer, Points (Dec. 2019 to present)

Chief Marketing Officer, Knixwear (Nov. 2018 to Nov. 2019)

Chief Marketing Officer, Hubba (Mar. 2017 to Nov. 2018)

Vice President, Marketing, Points (prior to Mar. 2017)

Security Holdings

As of December 31, 2021, as a group, the directors and executive officers of Points beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 1,000,858 common shares representing approximately 6.7% of the issued and outstanding common shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of Points, no director or executive officer of Points is, as at the date of this AIF, or within the last 10 years before the date of this AIF has been, a director, chief executive officer or chief financial officer of any company that: (a) while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days, or (b) was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after that person ceased to be a director, chief executive officer or chief financial officer, but which resulted from an event that occurred while that person was acting in that capacity.

To the knowledge of Points, no director or executive officer of Points is, as at the date of this AIF, or within the last ten years before the date of this AIF has been, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of Points, no director or executive officer of Points has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

To the knowledge of Points, no director or executive officer of Points has, within the last 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

To the knowledge of Points, no director or executive officer of Points has an existing or potential material conflict of interest with Points.

AUDIT COMMITTEE

The primary functions of the Audit Committee is to oversee the accounting and financial reporting practices of Points and the audits of Points' financial statements, including assisting the Board in fulfilling its responsibilities in reviewing: financial disclosures and internal controls over financial reporting; monitoring the system of internal control and overall enterprise risk management (including oversight of Points' computerized information system controls and security and related risks, including cyber security risk and data privacy and security); review and approve all related party transactions in which Points is involved or proposes to enter; monitoring compliance matters; overseeing internal audit functions; selecting the auditors for shareholder approval; overseeing relevant complaint procedures and the administration of the complaints submitted pursuant to the whistleblower policy; receiving and reviewing reports on material tax policies and tax planning initiatives, tax payments and reporting and any pending tax audits or assessments; and engaging, and annually assessing the independence of, and overseeing the quality and conduct of, the external audit firm.

Audit Committee Charter

A copy of the Audit Committee's mandate is attached hereto as Appendix A.

Composition of the Audit Committee

The Audit Committee is currently comprised of Leontine van Leeuwen-Atkins (Chair), David Adams, John Thompson and Jane Skoblo. Each member of the Audit Committee is independent and has represented to us that they are financially literate within the meaning of National Instrument 52-110-Audit Committees.

Relevant Education and Experience

Ms. Atkins (Chair) holds a Bachelor of Business Administration in Finance from Acadia University, a Masters of Business Administration from Dalhousie University and is also a CPA, CA and ICD.D designation. As described in the section above on "Directors and Executive Officers", she has significant financial experience through her years as a Partner of KPMG Canada and KPMG Netherlands.  She serves on the Audit Committee of two publicly-listed entities, as well as that of a private municipal utility.

Mr. Adams holds a Bachelor of Commerce and Finance degree from the University of Toronto and is also a CPA, CA. As described in the section above on "Directors and Executive Officers", Mr. Adams has held several senior executive positions that are directly relevant to his role on the Audit Committee, including most recently serving as the Executive Vice President and Chief Financial Officer of Aimia Inc. from 2007 until March, 2016.

Mr. Thompson holds an Honours Business Administration degree from the Ivey School of Business at the University of Western Ontario. Mr. Thompson is also a CPA, CA. Mr. Thompson has 28 years of executive experience. As described in the section above on "Directors and Executive Officers", he has significant financial experience through his years as the Managing Director of Kensington Capital Partners and as an executive in the finance department of Loblaw Companies Limited.

Ms. Skoblo holds a Bachelor of Business Administration from the Schulich School of Business, York University. She also holds a CPA, CITP designation (from the AICPA), as well as an ICD.D designation from the Institute of Corporate Directors and has completed the Director's Education Program. As described in the section above on "Directors and Executive Officers", she has significant financial experience relevant to her role on the Audit Committee, including various senior roles at Rogers Communications and acting as CFO and COO of two-start up companies.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee is required to pre-approve all audit and non-audit services performed by our external auditor in order to ensure these services do not impair the external auditor's independence.

In accordance with applicable Canadian and U.S. securities rules and regulations, services provided by our external auditor are categorized as audit services, audit-related services, tax services and all other services.

The Audit Committee reviews and pre-approves the terms and fees of the external auditor's annual audit services engagement, which includes, the external auditor's attestation report on the effectiveness of our internal control over financial reporting.

Certain identified audit services, audit-related services and tax services are pre-approved by the Audit Committee up to a prescribed limit in fees per fiscal year. Management and the external auditor ensure that details of any services performed pursuant to such pre-approval are reported to the Audit Committee on a quarterly basis.

The Chair of the Audit Committee has authority to pre-approve any non-audit services, including audit-related and tax services, up to a prescribed limit in fees per fiscal year. The details of all such pre-approved services are reported to the Audit Committee on a quarterly basis.

External Auditor Service Fees (By Category)

The following table sets forth the fees we have incurred in using the services of KPMG LLP in respect of the applicable fiscal years noted (all amounts in the table are in Canadian dollars):

Fiscal Year Ended	Audit Fees	Audit- Related Fees	Tax Fees	All Other Fees	Total
December 31, 2021	$1,086,220	Nil	Nil	Nil	$1,086,220
December 31, 2020	$873,899	Nil	Nil	$48,331	$922,230

In the table above, Audit Fees include fees for the annual integrated audit of our consolidated financial statements, interim reviews of our quarterly condensed consolidated financial statements and statutory audits of our wholly-owned subsidiaries by our external auditor and services provided in connection with the 2021 Offering.

The above amounts are exclusive of any disbursements and related taxes.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of Points, no director or executive officer of Points or a person or company that beneficially owns or controls or directs, directly or indirectly, more than 10% of any class or series of Points' outstanding voting securities, or an associate or affiliate thereof, had any material interest, direct or indirect, in any transaction within the three most recently completed fiscal years or during the current fiscal year that has materially affected or is reasonably expected to materially affect Points.

TRANSFER AGENT

Computershare Investor Services Inc.
100 University Ave., 9th Floor
Toronto, ON M5J 2Y1
Canada

MATERIAL CONTRACTS

Below is a description of the material contracts of Points filed on SEDAR and EDGAR during 2021 or which were entered into prior to 2021 and are still in effect. Copies are available at www.sedar.com and www.sec.gov.

Points is party to a credit agreement dated December 10, 2019 (the "Credit Agreement") with the Royal Bank of Canada, as agent, lead arranger and sole bookrunner and the Bank of Nova Scotia, together with Royal Bank of Canada, as lenders, as amended by the following amendments:

  First Amendment to the Credit Agreement dated June 3, 2020: Under the terms of this amendment certain provisions of the Credit Agreement and related pledge agreement were amended to, among other things, facilitate Points entering into foreign exchange hedging transactions.
  Second Amendment to the Credit Agreement dated November 23, 2020: As a precautionary measure, Points drew down $40.0 million on the Credit Facility during the first quarter of 2020 in response to the early stages of the COVID-19 pandemic. Since that initial drawdown, Points elected to repay a total of $10.0 million over the course of the second and third quarter of 2020. Pursuant to this amendment, Points and its lenders agreed to amend the credit facility to suspend the testing of its financial covenants for three quarters, beginning with the quarter ended December 31, 2020 through to the end of Q2 2021, and also introduced new minimum adjusted EBITDA and minimum liquidity tests. These tests were calculated on a trailing twelve-month basis. In addition, Points agreed to reduce the facility size from $50.0 million to $40.0 million.
  Third Amendment to the Credit Agreement dated November 10, 2021: Under the terms of this amendment certain provisions of the Credit Agreement were amended to, among other things, lower the minimum adjusted EBITDA test for the twelve months ended December 31, 2021 from $10.0 million to $5.0 million.

In connection with the 2021 Offering, Points entered into an underwriting agreement on March 10, 2021 among Points and a syndicate of underwriters led by Acumen Capital Finance Partners Limited acting as sole bookrunner, and including Cormark Securities Inc., RBC Dominion Securities  Inc. and Scotia Capital Inc. pursuant to which the underwriters purchased, on a bought deal basis, 1,687,510 common shares at a price of C$18.75 per common share.

INTEREST OF EXPERTS

KPMG LLP, our external auditor, reported on the 2021 Audited Consolidated Financial Statements. KPMG LLP have confirmed that they are independent with respect to Points within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to Points under all relevant US professional and regulatory standards.

LEGAL PROCEEDINGS

Points is not, and was not during the most recently completed financial year, engaged in any legal proceedings and none of its property is or was during that period subject of any legal proceedings. Points is not aware of any such legal proceedings being contemplated.

ADDITIONAL INFORMATION

Additional information about us can be found at www.sedar.com or www.sec.gov.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in our most recent Management Information Circular.

Additional financial information can also be found in our 2021 Audited Consolidated Financial Statements and the 2021 MD&A.

NON-GAAP FINANCIAL MEASURES

Our financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). We use certain non-GAAP measures, which are defined below, to better assess our underlying performance. These measures are reviewed regularly by management and the Board of Directors in assessing our performance and in making decisions about ongoing operations. In addition, we use these measures to determine components of management compensation. We believe that these measures are also used by investors, analysts and other interested parties as an indicator of our operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income. Our definition of Adjusted EBITDA will likely differ from that used by other companies and therefore comparability may be limited. Where applicable, we provide a reconciliation for these non-GAAP measure to the closest GAAP measure below.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax, finance costs, depreciation and amortization, share-based compensation expense, foreign exchange gains or losses and impairment charges. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Adjusted EBITDA is used by management to assess our operating performance and is used to determine components of management compensation. We believe the presentation of Adjusted EBITDA is useful to investors and analysts as a supplemental measure to evaluate our operating performance. This measure does not have any standardized meaning under IFRS, and other issuers may calculate Adjusted EBITDA differently and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Reconciliation of Net Income to Adjusted EBITDA

	For the year ended
(In thousands of US dollars)	Dec 31, 2021	Dec 31, 2020	$ Variance	% Variance
Net (loss)/income	$(344)	$(5,357)	$5,013	(94%)

Income tax (recovery)/expense	(16)	(1,460)	1,444	(99)%
Finance costs	353	843	(490)	(58%)
Depreciation and amortization	4,545	4,859	(314)	(6%)
Foreign exchange loss (gain)	478	(671)	1,149	(171%)
Share-based compensation expense	6,653	3,129	3,524	113%

Impairment charges	428	1,798	(1,370)	(76%)
Adjusted EBITDA	$12,097	$3,141	$8,956	285%

APPENDIX A
Audit Committee Mandate

1 Establishment of Committee

1.1 Establishment of the Audit Committee Confirmed

The establishment of the audit committee of the board of directors of Points.com Inc., is hereby confirmed with the purpose, constitutions and responsibilities herein set forth.

1.2 Certain Definitions

In this mandate:

"Board" means the board of directors of Points;

"Chair" means the chair of the Committee;

"Committee" means the audit committee of the Board;

"Director" means a member of the Board;

"External Auditor" means the person occupying the office of auditor of the Corporation in accordance with the Canada Business Corporations Act;

"Mandate" means this written mandate of the Committee and any such mandate for the Committee which the Board resolves from time to time shall be the mandate of the Committee;

"NI 52-110" means National Instrument 52-110 - Audit Committees, and any companion policies thereto of the Canadian Securities Administrators, as amended from time to time, or any successor legislation or rule thereto; and

"Points" or the "Corporation" means Points.com Inc.

2 Purpose and Objective

2.1 Purpose

The Committee's purpose is to assist the Board in the discharge of its obligations in connection with:

(a) the integrity of the Corporation's financial statements, and accounting and financial reporting systems (including those used in connection with the preparation of its financial statements, budgets and forecasts);

(b) the Corporation's compliance with legal and regulatory requirements;

(c) the External Auditor's qualifications and independence;

(d) the performance of the External Auditor and the performance of the Corporation's internal audit function; and

(e) the adequacy and integrity of the Corporation's internal controls over financial reporting and disclosure controls and procedures.

2.2 Discharge of Responsibilities

The Audit Committee will primarily fulfill its responsibilities by carrying out the activities enumerated in Section 8 of this Mandate.

3 Authority and Outside Advisers

3.1 Information from Employees

The Board authorizes the Committee, within the scope of its responsibilities, to seek information it requires from any employee.

3.2 Outside Advisors

The Committee shall also have the authority to retain (and terminate) such outside legal, accounting or other advisors as it may consider appropriate and shall not be required to obtain the approval of the Board in order to retain or compensate such advisors. The Committee shall have sole authority to approve related fees and retention terms.

4 Committee Membership

4.1 Number of Members

The Committee shall consist of not fewer than three Directors.

4.2 Independence of Members

The members of the Committee shall be independent directors as defined in NI 52-110, the NASDAQ Listing Rules and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934.

4.3 Financial Literacy

(a) Requirement - Each member of the Committee shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee.

(b) Definition - "Financially literate" shall mean that the Director has the ability to read and understand a set of financial statements that present the breadth and complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

4.4 Financial Expert

Unless approved by the Board, the Committee shall have at least one financial expert as defined under Item 407 of Regulation S-K under the Securities Exchange Act of 1934.

4.5 Annual Appointment of Members

The members of the Committee shall be appointed by the Board. The appointment of members of the Committee shall take place annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected, provided that if the appointment of members of the Committee is not so made, the Directors who are then serving as members of the Committee shall continue as members of the Committee until their successors are appointed.

4.6 Vacancy

The Board may appoint a member to fill a vacancy which occurs in the Committee between annual elections of Directors.

5 Committee Chair

5.1 Board to Appoint Chair

The Board shall appoint the Chair from the members of the Committee (or if it fails to do so, the members of the Committee shall appoint the Chair from among its members). If, at any meeting, the Chair is not in attendance, then the directors present shall be responsible for choosing one of their number to be chair of the meeting and for delivering a casting vote, as necessary.

5.2 Chair to be Appointed Annually

The designation of its Chair shall take place annually at the first meeting of the Board after a meeting of the members at which Directors are elected, provided that if the designation of Chair is not so made, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

5.3 Casting Vote

In case of an equality of votes, the Chair in addition to his original vote shall have a second or casting vote.

6 Committee Meetings

6.1 Quorum

A quorum of the Committee shall be a majority of its members. No business shall be transacted by the Committee except at a meeting at which a quorum of the Committee is present.

6.2 Secretary

The Secretary of the Committee will be the Secretary of the Board, unless otherwise appointed by the Chair. The Secretary may, but need not, be a member of the Committee.

6.3 Time and Place of Meetings

The time and place of the meetings of the Committee and the calling of meetings and the procedure in all things at such meetings shall be determined by the Committee; provided, however, the Committee shall meet at least quarterly. In addition, meetings may be called by any member of the Committee or by the External Auditor on two days notice (exclusive of the day on which notice is sent but inclusive of the day for which notice is given).

6.4 Right to Vote

Each member of the Committee shall have the right to vote on matters that come before the Committee.

6.5 Invitees

The External Auditor, the Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of Points shall be entitled to receive notice of and to be heard at each meeting of the Committee, as non-voting observers. The Committee may additionally invite Directors, officers and employees of Points or any other person to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee.

6.6 In Camera Sessions with External Auditor

As part of each meeting of the Committee at which the Committee recommends that the Board approve the annual audited financial statements or at which the Committee reviews the interim financial statements, the Committee shall meet separately with each of:

(a) the CFO; and

(b) the External Auditor.

No minutes of the in camera sessions will be taken unless the Chair of the meeting requests in writing that the discussion be added to the meeting minutes.

7 Remuneration of Committee Members

7.1 Director Fees Only

No member of the Committee may earn fees from Points or any of its subsidiaries other than directors' fees (which fees may include cash and/or shares or options or other in-kind consideration ordinarily available to Directors, as well as all of the regular benefits that other Directors receive).

7.2 Other Payments

For greater certainty, no member of the Committee shall accept any consulting, advisory or other compensatory fee from Points and its affiliates.

8 Duties and Responsibilities of the Committee

8.1 Financial and Related Information

(a) Financial Reporting - The Committee shall only review annual and interim financial reports and related financial documents for release to the public after the External Auditor has reviewed such material (if applicable) and the CFO has completed and signed a disclosure checklist regarding key areas affecting Directors' liability. The Committee must be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements and must periodically assess the adequacy of those procedures.

(b) Financial Statements - The Committee shall review and discuss with management and the External Auditor, Points' annual and interim financial statements and related MD&A and report thereon to the Board before the Board approves those statements.

(c) Accounting Treatment - The Committee shall review and discuss with management and the External Auditor on a timely basis:

(i) major issues regarding accounting policies, principles and financial statement presentations, including any significant changes in Points' selection or application of accounting principles and major issues as to the adequacy of Points' internal controls and any special audit steps adopted in light of material control deficiencies;

(ii) analyses prepared by management and the External Auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative accounting methods on the financial statements;

(iii) the effect on the financial statements of Points of regulatory and accounting initiatives and issues, as well as off-balance sheet transactions, structures, obligations (including contingent obligations) and other relationships of Points with unconsolidated entities or other persons that have a material current or future effect on the financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses of Points;

(iv) the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented;

(v) any financial information or financial statements in prospectuses and other offering documents;

(vi) the management certifications of the financial statements as may be required by applicable securities laws in Canada or otherwise, and all certifications and reports of any disclosure committee established by management from time to time; and

(vii) any other relevant reports or financial information submitted by Points to any governmental body, or the public.

(d) Discussion of Accounting Treatments - The Committee shall have direct communication channels with the External Auditor to discuss and review specific issues as appropriate.

(e) Disclosure of Other Financial Information - The Committee shall discuss with management and the External Auditor:

(i) financial information to be disclosed in the press releases discussing the annual and interim profits or losses of the Corporation, paying particular attention to any use of "pro forma" or "adjusted" financial information, including any non-GAAP financial measures;

(ii) financial information to be disclosed in any other press releases issued by the Corporation or in its management proxy circular, annual information form or other continuous disclosure documents; and

(iii) financial information and earnings guidance (if any) provided to analysts and rating agencies.

(f) Review of Communications - The Committee shall review with the External Auditor all material written communication between the External Auditor and management including, but not limited to, the management letter and schedule of unadjusted differences.

8.2 External Auditor

(a) Authority with Respect to External Auditor. The Committee shall be responsible for the selection, compensation, retention and oversight of the work of the External Auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation. In discharging its responsibilities, the Committee shall:

(i) recommend to the Board the accounting firm to be proposed to the shareholders for appointment as the External Auditor;

(ii) recommend to the Board the compensation of the External Auditor;

(iii) determine, at any time, whether the Board should recommend to the shareholders that the incumbent External Auditor be removed from office;

(iv) review the terms of the External Auditor's engagement and discuss the audit fees with the External Auditor, as necessary; and

(v) require the External Auditor report directly to the Committee.

(b) Independence of External Auditor. The Committee shall satisfy itself as to the independence of the External Auditor. As part of this process, the Committee shall:

(i) assure the regular rotation of the lead audit partner as required by applicable laws and consider whether, in order to ensure continuing independence of the External Auditor, the Corporation should periodically rotate the accounting firm that serves as External Auditor;

(ii) require the External Auditor to submit at least annually to the Committee a formal written statement delineating all relationships between the External Auditor and the Corporation, engage in a dialogue with the External Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the External Auditor, and recommend to the Board the appropriate actions to be taken in response to the External Auditor's report to satisfy itself of the External Auditor's independence;

(iii) unless the Committee adopts pre-approval policies and procedures, it must pre-approve any non-audit services provided by the External Auditor to the Corporation or its subsidiaries; provided, however, that the Committee may delegate such pre-approval authority to one or more of its members, who shall report to the Committee concerning their exercise of such delegated authority at or prior to the next scheduled meeting of the Committee; and

(iv) establish, approve and periodically review the Corporation's hiring policy regarding partners, employees and former partners and employees of the External Auditor and any accounting firm that used to serve as External Auditor.

(c) Issues Between External Auditor and Management. The Committee shall satisfy itself that any disagreement between management and the External Auditor regarding the Corporation's financial reporting is resolved. As part of this process, the Committee shall:

(i) review any problems experienced by the External Auditor in conducting the audit, including any restrictions on the scope of the External Auditor's activities or on its access to requested information;

(ii) act as an intermediary with a view of resolving any significant disagreements that may arise between management of the Corporation and the External Auditor;

(iii) review with the External Auditor:

(A) any accounting adjustments that were noted or proposed by the External Auditor, but were ultimately not made;

(B) any auditing or accounting issues presented by the engagement;

(C) any internal control issues or weaknesses identified by the External Auditor; and

(D) the responsibilities, budget and staffing of the Corporation's internal audit function.

(d) Evaluation of External Auditor. The Committee shall evaluate the External Auditor each year and present its conclusions to the Board. In connection with this evaluation, the Committee shall:

(i) obtain and review a report prepared by the External Auditor describing:

(A) the External Auditor's quality-control procedures;

(B) any material issues raised by the most recent internal quality-control review, or peer review, of the External Auditor or by any inquiry, review, inspection or investigation involving the External Auditor by governmental or professional authorities, within the preceding five years, in respect of one or more independent audits carried out by the External Auditor, and any steps taken to deal with any such issues; and

(C) all relationships between the External Auditor and the Corporation;

(ii) review and evaluate the performance of the lead partner of the External Auditor; and

(iii) obtain the feedback from the relevant members of management of the Corporation and the Internal Auditor on the performance of the External Auditor.

(e) Improper Influence on Auditors. SOX prohibits improper influence on auditors which results in financial statements that are materially misleading. The Corporation's directors and officers, and persons under their direction, may not directly or indirectly act to fraudulently influence, coerce, manipulate or mislead any auditor engaged in the performance of an audit or review of the Corporation's financial statements that are required to be filed with the SEC if they knew or should have known that such action could, if successful, result in rendering such financial statements materially misleading.

8.3 Management Response

The Committee shall obtain management's response to significant remarks or findings of the External Auditor and shall follow-up as required on the status of the implementation of corrective measures.

8.4 Related Party Transactions

The Committee shall review and approve all related party transactions in which Points is involved or which Points proposes to enter into.

8.5 Risk Assessment, Risk Management and Internal Control

(a) The Committee shall gain an understanding of Points' business and shall discuss Points' major financial risk exposures and the steps management has taken to monitor and control such exposures.

(b) The Committee shall assess and evaluate management's internal control plan.

(c) The Committee shall obtain regular updates from management and legal counsel regarding compliance matters.

(d) The Committee shall assess and evaluate the adequacy of the Corporation's computerized information system controls and security and related risks, including cybersecurity risk and data privacy and security, and the Committee shall receive and review reports from the Corporation's management containing its assessment of such controls and security and related risks.

(e) The Committee shall receive and review reports on material tax policies and tax planning initiatives, tax payments and reporting and any pending tax audits or assessments.

8.6 Other Matters

The Committee shall perform any other activities consistent with this Mandate, Points' by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

9 Whistle Blowing

9.1 Procedure

The Committee shall be responsible for reviewing and evaluating the Corporation's procedures for:

(a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls or auditing matters; and

(b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

10 Hiring Practices

10.1 Hiring Policies

The Committee shall review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

11 Reporting to the Board

11.1 Regular Reporting

The Committee shall report to the Board following each meeting of the Committee and at such other times as the Chair may determine to be appropriate (provided that the Committee shall report to the Board at least four times per year) and shall ensure that the Board is made aware of matters that may significantly affect the financial condition or affairs of Points.

12 Evaluation of Committee Performance and Mandate Review

12.1 Establish Process

The Board may establish a process for committees of the Board for assessing the performance of such committees on a regular basis and, if established, the Committee shall follow such process in assessing its performance.

12.2 Amendments to Mandate

The Committee shall review and assess the adequacy of this Mandate annually and recommend to the Board any changes it deems appropriate.